Exhibit 99.6

NICE inContact CXone Wins 2020 BIG Innovation Award

CXone recognized for innovation in seamless omnichannel customer experiences

Salt Lake City, July 22, 2020 – NICE inContact (Nasdaq: NICE) today announced that CXone, the world’s #1 cloud customer experience platform, was named a winner in the 2020 BIG Innovation Awards presented by the Business Intelligence Group. The 2020 BIG Innovation Awards recognize organizations and individuals driving innovation and bringing new ideas and experiences to life across a multitude of fields.

In today’s experience economy, consumers effortlessly navigate a wide range of digital channels and increasingly expect the businesses to do so as well, according to the latest NICE inContact CX Transformation Benchmark study. From text to chat to private social message, NICE inContact CXone enables businesses to not only offer a diverse range of digital channels but ensures that customers and agents alike can move between them seamlessly.

“There’s a direct link between positive business outcomes and the experience you provide your customers,” said Paul Jarman, NICE inContact CEO. “As modern customers rely on digital communications, businesses need to mirror that fluid communications and support experience. CXone’s cloud contact center platform provides a scalable, business-ready solution with digital-first omnichannel functionality. NICE inContact continuously strives to perfect how exceptional customer experiences are delivered, and this honor from the Business Intelligence Group shows we’re meeting that goal.”

NICE inContact CXone delivers the world’s most comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market. With digital-first omnichannel, CXone now makes it possible for global organizations of all sizes to reach more customers using voice and a vast range of digital channels such as SMS text, Facebook Messenger, Twitter, or WhatsApp – all unified on the CXone cloud customer experience platform.

“Innovation has become a major theme for organizations across virtually all industries and this year’s winners are a testament to the creativity, passion and perseverance of individuals worldwide,” said Maria Jimenez, chief operating officer of the Business Intelligence Group. “We are thrilled to be honoring NICE inContact as they are leading by example and making real progress on improving the customer experience provided by so many organizations.”

Organizations from across the globe submitted their recent innovations for consideration in the BIG Innovation Awards. Nominations were then judged by a select group of business leaders and executives who volunteer their time and expertise to score submissions.

To learn more about NICE inContact CXone, click here: https://www.niceincontact.com/call-center-software.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.